[ENVIRONMENTAL SOLUTIONS WORLDWIDE LETTERHEAD]

May 20, 2011

Via EDGAR

United States

Securities and Exchange Commission

Washington, DC 20549

Attention: Chanda DeLong, Esq.

Re:

Environmental Solutions Worldwide, Inc. (the “Company”)

Registration Statement on Form S-3

Filed: May 10, 2011

File No. 333-174091

Dear Ms. DeLong:

The following is in response to the letter dated May 16, 2011 from the Staff regarding the Form S-3 filed by the Company on May 10, 2011.

Further to your telephone conversation with counsel to the Company this past Monday, the Company is converting its Form S-3 to Form S-1 by way of Pre-effective Amendment No. 1. There are no substantive changes to the disclosure in the Registration Statement as a result of this conversion. However, the contents of the Company’s previously filed Form 10-K for its fiscal year ended December 31, 2010 and its Form 10-Q for the fiscal quarter ended March 31, 2011 are now presented within the Registration Statement as opposed to having previously been incorporated by reference.

For ease of review, the Commission’s comment from its letter of May 16, 2011 is set forth immediately prior to the Company’s response to same.

Prospectus Cover

1.

Please revise to highlight in bold the following sentence: “The closing price of our shares of common stock on [●], 2011 was $[●] per share.”

Response:

The prospectus cover as contained in Pre-effective Amendment No. 1 on Form S-1 has been revised to highlight in bold the sentence.

In connection with the foregoing response and Pre-effective Amendment No. 1 as filed, the Company and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures made in the filing and that Pre-effective Amendment No. 1 on Form S-1 includes the information required under the Securities Act of 1933 and the applicable Securities Act rules.

Should you have any questions or comments regarding the within response and Pre-effective Amendment No. 1, please do not hesitate to contact the undersigned.

Sincerely,

Environmental Solutions Worldwide, Inc.

/s/ Mark Yung

Mark Yung
Executive Chairman

cc:

Joseph A. Baratta, Esq.

Ernest Wechsler, Esq.